SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         Advanced Nutraceuticals Inc/TX
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                                (Name of Issuer)

                         Common Stock, par value $0.01
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                         (Title of Class of Securities)

                                   000760Q201
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                                 (CUSIP Number)

                                  Adam Agron
                        Brownstein Hyatt & Farber, P.C.
                          410 17th Street, 22nd Floor
                             Denver, Colorado 80202
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   05/17/2006
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 000760Q201
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Glenwood Capital Partners I, LP
    43-1948109
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        277,523

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         277,523

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(11) Aggregate amount beneficially owned by each reporting person.

     277,523
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     5.86%
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(14) Type of reporting person (see instructions).

     PN
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Page 2 of 5 Pages

CUSIP No. 000760Q201
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Randall D. Humphreys
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        47,500

    (8) Shared voting power:
        277,523 (1)

    (9) Sole dispositive power:
        47,500

    (10) Shared dispositive power:
         277,523 (2)

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(11) Aggregate amount beneficially owned by each reporting person.

     325,023 (3)
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).
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(13) Percent of class represented by amount in Row (11).

     6.87%
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(14) Type of reporting person (see instructions).

     IN
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(1)     Shares are owned by Glenwood Capital Partners I, LP. Randall D.
        Humphreys is the General Partner of Glenwood Capital Partners I, LP.

(2) Shares are owned by Glenwood Capital Partners I, LP. Randal D. Humphreys is the General Partner of Glenwood Capital Partners I, LP.

(3)     Includes 277,523 shares held by Glenwood Capital Partners I, LP. Randall
        D. Humphreys is the General Partner of Glenwood Capital Partners I, LP.

Page 3 of 5 Pages

Item 1. Security and Issuer.

           Title and class of securities: Common Stock, par value $0.01 per share

           Issuer:  Advanced Nutraceuticals, Inc.

           Name and address of the principal executive office of the issuer:
           106 South University Boulevard, #104, Denver, Colorado 80209

Item 2. Identity and Background.

          (a) Name of Reporting Person:  Randall Humphreys
              Name of Reporting Person:  Glenwood Capital Partners I, LP

          (b) Address of Randall Humphreys and Glenwood Capital Partners I,
              LP:  7101 College Blvd., Ste 710, Overland Park, Kansas 66210

          (c) Randall D. Humphreys is a Director of the Issuer and the General Partner of Glenwood Capital Partners I, LP. Glenwood Capital Partners I, LP is a limited partnership organized in the State of Delaware.

          (d) Neither Randall D. Humphreys nor Glenwood Capital Partners I,
              LP has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar midemeanors).

          (e) Neither Randall D. Humphreys nor Glenwood Capital Partners I,
              LP has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Randall Humphreys is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

           Not applicable.

Item 4. Purpose of Transaction.

           The purpose of the acquisition of the common stock is investment. Neither Randall D. Humphreys nor Glenwood Capital Partners I, LP currently has a plan or proposal which relates to or would result in:

           (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

           (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

           (c) a sale or transfer of a material amount of assets of the issuer or an of its subsidiaries;

           (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

           (e) any material change in the present capitalization or dividend policy of the issuer;

           (f) any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

           (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

           (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

           (i) a class of securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

           (j) any action similar to any of those enumerated above.


Item 5. Interest in Securities of the Issuer.

          (a) Amount beneficially owned by Randall D. Humphreys: 325,023 shares of common stock, including 277,523 shares of common stock owned by Glenwood Capital Partners I, LP. Randall D. Humphreys is the General Partner of Glenwood Capital Partners I, LP.

              Amount beneficially owned by Glenwood Capital Partners I, LP:
              277,523 shares of common stock

              Percentage of the class beneficially owned by Randall Humphreys:
              6.87%.

              Percentage of the class beneficially owned by Glenwood Capital Partners I, LP: 5.86%

          (b) Randall D. Humphreys has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 47,500 shares of the issuer. Randall D. Humphreys has the shared power to vote or direct the vote, or shared power to dispose or direct the disposition of 277,523 shares of the issuer owned by Glenwood Capital Partners I, LP. Randall D. Humphreys is the General Partner of Glenwood Capital Partners I, LP.

              Glenwood Capital Parnters I, LP does not have the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the issuer. Glenwood Capital Partners I, LP has the shared power to vote or direct the vote, or shared power to dispose or direct the disposition of 277,523 shares of the issuer.

          (c) On March 23, 2006, Glenwood Capital Partners I, LP sold 39,274 shares of the issuer's common stock at $3.51 a share.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           None.

Item 7. Material to be Filed as Exhibits.

           None.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Glenwood Capital Partners I, LP

Date: 06/07/2006                      /s/ Randall Humphreys
                                      Name:  Randall Humphreys
                                      Title: General Parnter


Date: 05/27/2006                      /s/ Randall Humphreys
                                      Name:  Randall Humphreys

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 5 of 5 Pages